September 8, 1997


Mr. James C. Mastandrea
First Union Real Estate Investments
55 Public Square  Suite 1900
Cleveland, OH 44113

Dear Jim:

We are disappointed that the only substantive response to our letters to you is your request of August 20, 1997 for certain information from us. We assume that your questions about our ownership in First Union relate to the Board's concern about the Trust maintaining its special tax status. We assume that you are acting in good faith by addressing these questions to us, rather than attempting to make it cumbersome for us to work with the Trust in our attempt to increase shareholder value.

Please be assured that we are well aware of the risks to First Union of a loss of the Company's REIT status or its favorable paired-share structure. In an effort to be responsive, we have addressed your questions below.

As of the date hereof, Gotham Partners, L.P., a limited partnership, is the actual owner of 877,825 common shares of First Union and constructively owns, within the meaning of Treasury Regulation 1.857-8(c) and Section 544 of the Internal Revenue Code (through ownership of an option), an additional 1,183,150 common shares. In addition, as of the date hereof Gotham Partners II, L.P., a limited partnership, is the actual owner of 9,075 common shares of First Union and constructively owns (as defined above) an additional 16,850 common shares. Neither I nor David Berkowitz, nor any entity under our control, actually, constructively (as defined above) or beneficially owns any other equity interests in First Union.

We sincerely hope that now that you have received this information you will turn to more fundamental issues, in particular, those raised in our July 14, 1997 letter. As we stated in that letter, we would welcome the opportunity to meet with the Board so that we can discuss our concerns and any proposals we may have in more detail.

	Sincerely,


	William A. Ackman